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                                                                       Exhibit 5
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                                October 21, 1997


Jordan Telecommunication Products, Inc.
1751 Lake Cook Road, Suite 550
Deerfield, IL  60015

     Re:  $190 million 9 7/8% Series B Senior Notes due 2007, $120 million
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11 3/4% Series B Senior Discount Notes due 2007 and $25 million 13 1/4%
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Series B Senior Exchangeable Preferred Stock due 2009
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Ladies and Gentlemen:

     We have acted as counsel to Jordan Telecommunication Products, Inc., a Delaware corporation (the "Company"), in connection with the registration under the Securities Act of 1933, as amended (the "Act") of an exchange offer (the "Exchange Offer") relating to $190 million principal amount of Series A 9 7/8% Senior Notes due 2007 (the "Series A Senior Notes"), $120 million principal amount at maturity of Series A 11 3/4% Senior Discount Notes due 2007 (the "Series A Discount Notes") and $25 million liquidation preference of Series A 13 1/4% Senior Exchangeable Preferred Stock due 2009 (the "Series A Preferred Stock"). The Series A Senior Notes and the Series A Discount Notes were each issued under indentures (the "Indentures") between the Company and First Trust National Association, as trustee. The Series A Preferred Stock was issued under a Certificate of Designation. We have also participated in the preparation and filing with the Securities and Exchange Commission under the Act of a registration statement on Form S-4 (the "Registration Statement") relating to $190 million principal amount of Series B 9 7/8 Senior Notes due 2007 (the "Series B Senior Notes"), $120 million principal amount at maturity of Series B 11 3/4 Discount Notes due 2007 (the "Series B Discount Notes") and $25 million liquidation preference of Series B Senior Exchangeable Preferred Stock due 2009, including such additional shares of such stock as may be issued in lieu of cash dividends (the "Series B Preferred Stock"), with respect to the proposed Exchange Offer for the Series A Senior Notes, Series A Discount Notes and Series A Preferred Stock, respectively. In this
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Jordan Telecommunication Products, Inc.
October 21, 1997
Page 2

connection, we have examined such corporate and other records, instruments, certificates and documents as we considered necessary to enable us to express this opinion.

     Based on the foregoing, it is our opinion that, upon completion of the Exchange Offer, (i) the Series B Senior Notes and the Series B Discount Notes will have been duly authorized for issuance and, when each series of Series B Senior Notes or Series B Discount Notes is duly executed, authenticated, issued and delivered, such series will constitute valid and legally binding obligations of the Company entitled to the benefits of the Indentures, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor's rights and to general equity principles (whether considered in a proceeding at law or in equity) and (ii) the Series B Preferred Stock will have been duly authorized for issuance and, upon issuance and delivery, will be fully paid and non-assessable.

     We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption "Legal Matters." We further confirm our opinion as to certain matters set forth in the section "Certain Federal Income Tax Considerations" and consent to the reference to us under such section.

                              Very truly yours,


                              /s/ Mayer Brown & Platt
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                              MAYER, BROWN & PLATT